SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)

                          SPS Technologies, Inc.
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                784626 10 3
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             December 16, 1994
       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:                    ( )


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM ENTERPRISES, INC.          13-3506390
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      245,480
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        245,480
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        245,480
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        4.36%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3466414
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      252,234
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        252,234
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        252,234
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        4.48%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RUTCO INCORPORATED                 13-3527510
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      45,255
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        45,255
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        45,255
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        .80%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RIT CAPITAL PARTNERS plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       132,311
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        132,311
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        132,311
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        2.35%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IV
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        PUTNAM L. CRAFTS, JR.               ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      100,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        100,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        100,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        1.78%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JAMES H. KASSCHAU                  ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      10,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        10,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        .18%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                  This statement amends and supplements the State-ment on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by Tinicum Enterprises, Inc., a Delaware corporation, Tinicum Investors, a Delaware general partnership, RUTCO Incorporat-ed, a Delaware corporation, Tinicum Foreign Investments Corporation, a Delaware corporation, Tinicum Associates, G.P., a Delaware general partnership, RIT Capital Partners plc, a United Kingdom corporation, J. Rothschild Capital Management Limited, a United Kingdom corporation, St. James's Place Capital plc, a United Kingdom corporation, Mr. Putnam L. Crafts, Jr. and Mr. James H. Kasschau in connec-tion with their ownership of shares of common stock, par value $1.00 per share (the "Shares"), of SPS Technologies, Inc., a Pennsylvania corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

        ITEM 2.   IDENTITY AND BACKGROUND.

             Item 2 is hereby amended and supplemented by adding the following:

                  As Associates and Foreign will not be purchasing Shares as contemplated by the Standby Agreement, and do not otherwise own or plan to own any Shares, each has ceased to be a reporting person for purpose of this Schedule 13D. Hereinafter, the terms "Reporting Persons" and the "Tinicum Reporting Entities" shall not include Associates or Foreign.

        ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Item 3 is hereby amended and supplemented by adding the following:

                   The Share purchases by Enterprises, Investors and RUTCO, as described in Item 5 below, were paid, or will be paid for, with working capital and from borrowings in the ordinary course of business under a revolving line of credit agreement with Republic National Bank of New York (the "Line of Credit"). The Line of Credit has a principal amount of $5,000,000 and bears interest at the prime rate in effect, from time to time, at Republic National Bank of New York. The Line of Credit was not made available for the specific purpose of acquiring Shares. A copy of the Line of Credit is filed herewith as Exhibit 13 and is incorporated herein by reference.

                  The Share purchases by each of Mr. Crafts and Mr. Kasschau, as described in Item 5 below, were paid, or will be paid for, with the personal funds of each.

        ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER.

             Item 5(a) is hereby amended and supplemented by adding the following:

                  As described in Item 5(c) below, as of the close of business on December 21, 1994, the Reporting Persons beneficially owned in the aggregate 785,280 Shares, which represent approximately 13.93% of the 5,636,359 Shares outstanding on such date. For purposes of this Schedule 13D, the Underlying Shares purchased or to be purchased by Enter-prises, Investors, RUTCO, Mr. Crafts and Mr. Kasschau are assumed to be beneficially owned by such persons as of December 21, 1994 and have been treated as outstanding for purposes of calculating the percent of class beneficially owned by the Reporting Persons. In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Exchange Act, Enterprises, Investors, RUTCO, RIT, JRCML, SJPC, Mr. Crafts and Mr. Kasschau as a group may be deemed to beneficially own such Shares. As of the close of busi-ness on December 21, 1994, Enterprises, Investors, RUTCO, RIT, JRCML, SJPC, Mr. Crafts and Mr. Kasschau have direct beneficial ownership of 245,480, 252,234, 45,255, 132,311, 0,
        0, 100,000 and 10,000 Shares, respectively.

             Item 5(b) is hereby amended and supplemented by adding the following:

                  Each of the Tinicum Reporting Persons has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares of which it has direct beneficial ownership.

             Item 5(c) is hereby amended and supplemented by adding the following:

                  Enterprises, Investors and Mr. Crafts acquired directly from the Issuer, upon the exercise of Rights on December 16, 1994, 21,400, 7,391 and 8,409 Shares, respec-
        tively, at a price of $24.50 per Share, for total consider-ation of approximately $524,300, $181,080 and $206,021, respectively. Enterprises and RUTCO acquired on the open market on December 19, 1994, 10,080 and 2,520 Shares, re-spectively, at a price of $24.875 per Share (excluding commissions), for total consideration of approximately $250,740 and $62,685 (excluding commissions), respectively.

                  The Reporting Persons have been notified by the Issuer that 231,180 Underlying Shares had not been sub-scribed for as of the Expiration Date of the Rights Offer-ing. Pursuant to the terms and subject to the conditions of the Standby Agreement, and in satisfaction of the Standby Purchasers' obligation to purchase the unsold Underlying Shares thereunder, Investors, RUTCO, Mr. Crafts and Mr. Kasschau will acquire directly from the Issuer, on December 23, 1994, 170,939, 42,735, 7,506 and 10,000 Shares, at a
        price of $24.50 per Share, for total consideration of ap-proximately $4,188,006, $1,047,008, $183,897 and $245,000, respectively.

                   A copy of the Standby Agreement was previously filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

        ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

             Item 7 is hereby amended and supplemented by adding the

        following exhibits:

        Exhibit                  Description

        Exhibit 13 Revolving Line of Credit Agreement with Republic National Bank of New York


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  December 21, 1994

        TINICUM ENTERPRISES, INC.
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: December 21, 1994

        TINICUM INVESTORS
        By:  /s/ Eric M. Ruttenberg
             Eric M. Ruttenberg
             Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    December 21, 1994

        RUTCO INCORPORATED
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    December 21, 1994

        TINICUM FOREIGN INVESTMENTS CORPORATION
        By: /s/ James H. Kasschau
            James H. Kasschau
            President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    December 21, 1994

        TINICUM ASSOCIATES, G.P.
        By:  Tinicum Associates, Inc.,
             Managing Partner
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    December 21, 1994

        RIT CAPITAL PARTNERS plc
        By:  /s/ J.W.P. Johnston
             J.W.P. Johnston
             Alternate Director for The Hon. C.P. Gibson


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    December 21, 1994

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
        By:  /s/  J.W.P. Johnston
             J.W.P. Johnston
             Alternate Director for The Hon. C.P. Gibson


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    December 21, 1994

        ST. JAMES'S PLACE CAPITAL plc
        By:  /s/  J.W.P. Johnston
             J.W.P. Johnston
             Company Secretary


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    December 21, 1994

         /s/  Putnam L. Crafts, Jr.
         Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:    December 21, 1994

        /s/ James H. Kasschau
        James H. Kasschau


        EXHIBIT INDEX

        Exhibit                  Description                   Page

        Exhibit 13               Revolving Line of Credit
                                 Agreement with Republic
                                 National Bank of New York